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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

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                            COLLINS INDUSTRIES, INC.
                              (Name of the Issuer)

                            Collins Industries, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                    194858106
                      (CUSIP Number of Class of Securities)

                               Donald Lynn Collins
                      President and Chief Executive Officer
                                15 Compound Drive
                            Hutchinson, Kansas 67502
                                 (620) 663-5551
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                                 Gary D. Gilson
                       Blackwell Sanders Peper Martin LLP
                          4801 Main Street, Suite 1000
                           Kansas City, Missouri 64112
                                 (816) 983-8000

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This statement is filed in connection with (check the appropriate box):

a. |X| The filing of solicitation materials or an information statement subject
       to Regulation 14A, Regulation 14C | or Rule 13e-3(c) under the Securities
       Exchange Act of 1934.

b. |_| The filing of a registration statement under the Securities Act of 1933.

c. |_| A tender offer.

d. |_| None of the above.

Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies: |_|

Check the following box if the filing is a final amendment reporting the results
of the transaction: |X|

                            Calculation of Filing Fee

        Transaction Valuation(1)                  Amount of Filing Fee(2)
              $618,163.70                                 $72.69

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(1)  Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 80,281 shares of Common Stock, par value $0.10 per share, for $7.70 per share in cash in lieu of issuing fractional shares to holders of less than one share after the proposed reverse/forward stock split.

(2)  Determined pursuant to Rule 0-11(b)(1) by adding together the sums of (a)
     $611,911.30 multiplied by .0001177, and (b) ($618,163.70 - $611,911.30)
     multiplied by .000107.

|X|  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid.
     Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $72.69      Filing Party:  Collins Industries, Inc.

Form or
Registration No.: SC13E-3 and Amendment No. 2  Date Filed:   November 2, 2005
                  to SC13E-3 (File No.
                  005-16951)

                                  INTRODUCTION

      This Amendment No. 4 (this "Amendment") to Rule 13e-3 Transaction
Statement (as amended, the "Transaction Statement") amends the Schedule 13E-3
Transaction Statement filed by Collins Industries, Inc., a Missouri corporation
(the "Company"), with the Securities and Exchange Commission (the "SEC") on
November 2, 2005, as amended by Amendment No. 1 filed with the SEC on December
8, 2005, Amendment No. 2 filed with the SEC on December 19, 2005, and Amendment
No. 3 filed with the SEC on December 19, 2005. All information below should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement, as previously amended. This Amendment is filed pursuant to Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of
1934 (the "Exchange Act") to report the consummation of the Reverse/Forward
Stock Split on January 19, 2006.

Item 4. Terms of the Transaction.

      Item 4 is hereby amended and supplemented by adding the following:

      On January 19, 2006, the Reverse/Forward Stock Split became effective by filing with the Secretary of State of Missouri Certificates of Amendment to the
Company's Articles of Incorporation to effect a 1-for-300 reverse stock split of the outstanding shares of the Company's Common Stock, followed immediately by a
300-for-1 forward stock split of the Company's Common Stock (after giving effect to the reverse stock split). As a result of the Reverse/Forward Stock Split, shareholders owning fewer than 300 shares of Company Common Stock immediately before the transaction had such shares cancelled and converted into the right to receive from the Company a cash payment of $7.70 for each such share owned before the reverse stock split.

Item 15. Additional Information.

      Item 15 is hereby amended and supplemented by adding the following:

      The Reverse/Forward Stock Split was approved by the Company's shareholders at a Special Meeting of Shareholders of the Company held on January 19, 2006.

      On January 19, 2006, the Certificates of Amendment to the Company's
Articles of Incorporation, as amended, effecting the Reverse/Forward Stock Split were accepted for filing by the Secretary of State of Missouri.

      On or prior to January 20, 2006, the Company will file a Form 15 with the
SEC to terminate the registration of its Common Stock.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2006                  /s/ Donald Lynn Collins
                                       -----------------------------------------
                                       Donald Lynn Collins, President and Chief
                                       Executive Officer